MOTIENT CORPORATION

12010 Sunset Hills Road, Suite 900

Reston, Virginia 20190

August 9, 2007

VIA EDGAR

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

RE:	Motient Corporation
Registration Statement on Form S-1 (Registration No. 333-126099)
Form RW-Application for Withdrawal

Ladies and Gentlemen:

Motient Corporation, a Delaware corporation (the “Registrant”), hereby applies, pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “Securities Act”), to withdraw its Registration Statement on Form S-1 (Registration No. 333-126099), filed on June 24, 2005 (the “Registration Statement”).

The Registrant is requesting the withdrawal of the Registration Statement because the Registration Statement was never declared effective and the underlying shares were exchanged for new securities and are covered by a separate registration statement. None of the Registrant’s securities were sold pursuant to the Registration Statement.

Accordingly, the Registrant hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Securities and Exchange Commission as soon as reasonably possible.

Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned via mail at 12010 Sunset Hills Road, Suite 600, Reston, Virginia 20190.

If you have questions regarding the foregoing application for withdrawal, please call Ted Gilman at Andrews Kurth LLP, outside counsel to the Registrant, at (512) 320-9200.

Sincerely,

MOTIENT CORPORATION

By:	/s/ Jeffrey Epstein
Jeffrey Epstein, General Counsel and Secretary